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Exhibit 99.(a)(10)

100 W. University Avenue
Champaign, IL 61820
(217)351.6506

For Immediate Release	Contact:	Van A. Dukeman President & CEO vdukeman@bankillinois.com Champaign, Illinois (217)351.6568

MAIN STREET TRUST, INC. ANNOUNCES EXTENSION OF TENDER OFFER

        Champaign, Ill. May 31, 2002—Main Street Trust, Inc. (OTC Bulletin Board: MSTI) announced today that it was extending its issuer tender offer to purchase up to 1,200,000 shares of its common stock, at a price of $23 per share in cash. The tender offer, as extended, will expire at 5:00 p.m., Central Standard Time, on June 7, 2002, unless further extended.

        As of the close of business on May 31, 2002, approximately 475,000 shares of Main Street Trust's common stock, representing approximately 4.2% of the outstanding shares, had been validly tendered in connection with the tender offer.

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Main Street Trust, Inc. Common Stock. The offer is made solely by the Offer to Purchase, dated April 23, 2002, and the related Letter of Transmittal.

        Main Street Trust, Inc. is a Central Illinois financial holding company. Its subsidiaries include BankIllinois, First National Bank of Decatur, First Trust Bank of Shelbyville, and a retail payment processing subsidiary, FirsTech, Inc.

        Main Street Trust, Inc.'s Common Stock is traded on the Over-the-Counter Bulletin Board ("OTCBB—MSTI"). Last trade prices are carried daily in the Champaign-Urbana News-Gazette.

100 W. University Avenue, P. O. Box 4028, Champaign, IL 61824-4028

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  Exhibit 99.(a)(10)